UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. )

1.	Name of the Registrant: Aurinia Pharmaceuticals Inc.
2.	Name of Person Relying on Exemption: MKT Capital Ltd.
3.	Address of Person Relying on Exemption: c/o Ogier Fiduciary Service (Cayman) Limited 89 Nexus Way, Camana Bay Grand Cayman, Cayman Islands KY1-9007
4.	Written Materials. The following written material is attached: Press Release, dated May 11, 2023

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Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. MKT Capital Ltd. is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by MKT Capital Ltd. and its affiliates.

PLEASE NOTE: MKT Capital Ltd. is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

MKT Capital Comments on Aurinia’s Largest Shareholder’s Plans to WITHHOLD Support for the Majority of the Board at the 2023 Annual Meeting

Notes Iljin, the Company’s Largest Shareholder, Has Expressed Concerns With the Board’s Inability to Drive Value and Indicated it Will WITHHOLD Support from Seven out of Eight Directors at the Upcoming Annual Meeting

Highlights Shareholders Representing Over 10% of the Company Have Publicly Committed to WITHHOLDING Support for Chairman Dr. George Milne and Compensation Committee Chair Joseph Hagan

CAYMAN ISLANDS--(BUSINESS WIRE)-- MKT Capital Ltd. (together with its affiliates, “MKT Capital” or “we”) is a significant shareholder of Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH) (“Aurinia” or the “Company”) with beneficial ownership of approximately 4.2% of Aurinia’s outstanding shares. Today, MKT Capital commented on the filing by the Company’s largest shareholder, Iljin SNT Co., Ltd. (together with its affiliates, “Iljin”), stating its intention to WITHHOLD support for Chairman Dr. George Milne, Compensation Committee Chair Joseph Hagan, David Jayne, Daniel Billen, R. Hector Mackay-Dunn, Jill Leversage and Brinda Balakrishnan at the upcoming Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on May 17, 2023. Yesterday, Iljin filed a letter with the Securities and Exchange Commission that it sent to Aurinia’s Board of Directors (the “Board”) expressing its concerns with the composition of the Company’s Board and declaring its voting intentions.

As a reminder, MKT Capital is recommending shareholders WITHHOLD support for Chairman Dr. George Milne, CEO Peter Greenleaf and Compensation Committee Chair Joseph Hagan at the upcoming Annual Meeting. MKT Capital also urges shareholders to follow the recommendation of leading independent proxy advisory firm Institutional Shareholder Services Inc. and vote AGAINST the ratification of the Company’s named executive officers’ compensation.

Antoine Khalife, founder of MKT Capital, commented:

“It is encouraging that Aurinia’s largest investor shares our concerns regarding the Company’s poor performance, troubling compensation practices and failure to commercialize LUPKYNIS, and accordingly plans to WITHHOLD support for a majority of the Board at the upcoming Annual Meeting. In its letter, Iljin outlines its reasons for withholding support against the incumbents, including George Milne’s clear inability to drive shareholder value as the Company’s Chairman, and Joseph Hagan’s repeated rubberstamping of excessive compensation plans for executives as Compensation Committee Chair despite Aurinia’s poor performance. Having been invested in Aurinia for over a decade, Iljin has been repeatedly diluted – just as MKT Capital and other shareholders have – because this Board has consistently prioritized the interests of management. We encourage shareholders to read Iljin’s full letter to the Board, as well as our April 24th letter, and to send a clear message to the Company that the status quo cannot persist by WITHHOLDING support for Chairman Dr. George Milne, CEO Peter Greenleaf and Compensation Committee Chair Joseph Hagan at the upcoming Annual Meeting.”

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About MKT Capital Ltd.

Founded in 2012 by Antoine Khalife, MKT Capital Ltd. is an investment management firm which aims to deliver optimal risk-adjusted returns for its investors. For more information, contact Info@mkttacticalfund.com.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. MKT CAPITAL LTD. IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. MKT CAPITAL LTD. IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contacts

Longacre Square Partners

Charlotte Kiaie / Olivia McCann, 646-386-0091

ckiaie@longacresquare.com / omccann@longacresquare.com